Exhibit 21

SUBSIDIARY LIST

Doing Business As	State of Incorporation
Carpenter Investments, Inc.	Delaware
CRS Holdings, Inc.	Delaware
Dynamet Incorporated	Delaware
Talley Industries, Inc.	Delaware
Latrobe Specialty Metals, Inc.	Delaware
Latrobe Specialty Metals Company	Pennsylvania